Exhibit 99.4

Joinder to Stockholder Agreement

In accordance with Section 10(b) of that certain Stockholder Agreement dated as of March 7, 2022, by and among the individuals and entities party thereto, in the form of Exhibit A hereto (the “Stockholder Agreement”), I, ________________________________, hereby execute and deliver this Joinder to Stockholder Agreement (“Joinder”) on behalf of the person or entity identified below (“Stockholder”). Capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Stockholder Agreement.

1. Effect of Joinder. Upon execution and delivery of this Joinder or as of the date determined in accordance with Section 6(a) of the Agreement, the Stockholder agrees to be bound by the Agreement as if he, she or it had been a party from and after the Effective Date; provided, however, that the responsibility of the Stockholder for fees and expenses of the several Stockholders shall be determined in accordance with Section 3(f) of the Stockholder Agreement from and after the date of execution and delivery of this Joinder. Without limiting the generality of the foregoing, the Stockholder expressly appoints the Stockholder Representatives as their true and lawful attorneys in fact in accordance with, and for the limited purposes set forth in, Section 20 of the Stockholder Agreement.

2. Representations and Warranties. In connection therewith, the person delivering this Joinder hereby represents and warrants on behalf of the Stockholder that:

(A) The Stockholder has reviewed and is familiar with the rights and obligations set forth in the Stockholder Agreement.

(B) The Stockholder is not, and no immediate family member is, a director or management official of the Company. For purposes of this Joinder, an “immediate family member” is any parent, child, sibling or spouse of the Stockholder or any other person residing in the Stockholder’s household (other than for bona fide domestic employees).

(C) References in the Agreement to the “Stockholders” shall be deemed to include the person signing this Joinder or, executed and delivered on behalf of an entity, the entity represented by such person.

(D) The Stockholder has valid authority to execute and deliver this Joinder and to enter into and perform the Stockholder’s obligations under the Agreement.

(E) When so executed and delivered, the Agreement shall be the valid and binding obligation of the Stockholder, enforceable against such Stockholder in accordance with its terms, except insofar as enforceability may be limited by the laws of bankruptcy, insolvency, or principles of equity.

3. Additional Information. The Stockholder hereby undertakes promptly to deliver to the Stockholder Representatives such accurate and complete information as may be reasonably requested by the Stockholder Representatives or their advisors from time to time. The Stockholder acknowledges that the Stockholder Representatives and the other Stockholders may rely upon any and all such information for purposes of compliance with federal and state securities and banking laws and regulations. The Stockholder further agrees promptly to notify the Stockholder Representatives of any event or circumstances that causes any material change in the accuracy or completeness of other information previously provided by such Stockholder. , directly or indirectly, is the legal and beneficial owner of a number of Shares identified below, and unless otherwise disclosed to the Stockholders, no person other than the Stockholder has or shares the power to vote or direct the voting of, or dispose or direct the disposition of, any such securities.

STOCKHOLDER

Printed Name